Neuberger Berman LLC
605 Third Avenue
New York, NY 10158-3698
Tel 212.476.9000

June 18, 2012

Mr. Ravi Saligram
Chief Executive Officer
OfficeMax Incorporated
263 Shuman Boulevard
Naperville, IL 60563

Dear Ravi,

Neuberger Berman owns approximately 4,350,000 shares of OfficeMax Incorporated (“OfficeMax”) on behalf of its advisory clients. We pride ourselves on maintaining a long term investment horizon and constructive dialogues with corporate managements. Our investment in OfficeMax has been consistent with this long term and management friendly philosophy.

Over the last eighteen months, you have had ample time to review all aspects of the company’s operations and put into place a thoughtful plan to make OfficeMax more profitable. However, the anemic recovery in employment as well as secular issues around the demand for office products continue to pose significant hurdles in your pursuit of sustainable earnings and margin growth.  As a result, OfficeMax’s share price, when adjusted for its net cash position, now sells at the lowest multiple of earnings and cash flow in its history and at a valuation well below that of its competition on every financial metric.

While the company’s most recent quarterly earnings performance was encouraging, it did little to sway the investment community’s skeptical view of the long term merit of investing in OfficeMax. In a highly competitive and slow growth industry, a sound operating strategy is necessary but by itself, insufficient to attract investors. In our view, a company in OfficeMax’s position needs to also outline how it plans to allocate capital in a mature and difficult business climate. At virtually every OfficeMax investor meeting we attend, there is a palpable frustration among your existing shareholders with management’s reticence to embrace shareholder oriented actions like paying dividends and/or engaging in stock buybacks. Additionally, based on your public comments, some investors fear that management might be inclined to deploy the company’s significant cash in a “transformative acquisition”.
The time has come for OfficeMax’s management to articulate an unequivocal commitment to return capital to its owners and limit the risk of dilutive acquisitions. Given signs of stabilizing business conditions and the depressed share price, we are at a loss to understand why the Board has not authorized an opportunistic share repurchase plan.  In fact, the failure to act sends a signal to the marketplace that the Board does not believe in the company’s future.

We counsel you and fellow Board members, to consider the following recommendations:

1-
Amend the company’s bylaws so that the company must seek prior shareholder approval of any “transformational acquisition” thus insuring that owners have the final say on the deployment of the company’s cash assets. This is particularly important at OfficeMax given the uninspiring level of stock ownership by management and the Board of Directors

2-	Review the preferred equity holdings in Boise Cascade for redeployment either in the company’s pension plan or sold and used for share repurchases or dividends

3-	Dispose of the non-core Australian and New Zealand assets with the proceeds targeted for share repurchase or dividends

These steps would help convince Neuberger Berman and its advisory clients that our investment is being prudently managed and that returning cash to the owners of the company is an important component of your strategy. Furthermore, none of these recommendations impair your plans to continue improving the operating margins of OfficeMax’s contract, retail, and on-line businesses.

Over the course of the year, we will monitor the company’s progress in developing a shareholder oriented capital allocation strategy. In the absence of any progress as measured by dividends, share repurchases or asset divestitures, at next year’s annual meeting, we may nominate new Directors more attuned to shareholder priorities and/or sponsor shareholder resolutions with respect to the strategic direction of the company..

We look forward to a thoughtful and constructive dialogue with the Board on these issues.

Sincerely,

Benjamin Nahum
Managing Director
Neuberger Berman LLC